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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25                   SEC FILE NUMBER
                                                                 000-24085

                                                                 CUSIP NUMBER
NOTIFICATION OF LATE FILING                                      030514103


                                                    (Check One):

[x] Form 10-K                     [ ]  Form 20-F                  [ ]  Form 11-K

               [ ]  Form 10-Q                     [ ] Form N-SAR

     For Period Ended: December 31, 1999

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
                                     ---------------------


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

     Full Name of Registrant:  American Xtal Technology, Inc.
     Former Name if Applicable:
     Address of Principal Executive Office:

                              4281 Technology Drive
                                Fremont, CA 94538


PART II - RULES 12B-25(b) AND (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


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[x]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE


     State below in reasonable detail the reasons why Forms 10-K, Form 20-F, 11-K, 10-Q or Form N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

     The December 31, 1999 Form 10K can not be filed on the prescribed due date due to unanticipated complications arising during the course of preparing the annual financial statements. While preparing the annual financial statements, AXT learned that certain expenses of Lyte Optronics for the period January 1, 1999 to May 28, 1999 were understated. The company acquired Lyte Optronics on May 28, 1999. This finding caused AXT to restate the financial statements for the first three quarters of 1999. The restatement of the first three quarters has caused the delay.

PART IV - OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification:

          Guy D. Atwood, Chief Financial Officer      (510) 683-5900

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[x] Yes     [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes     [x] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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SIGNATURE


                         AMERICAN XTAL TECHNOLOGY, INC.

                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 27, 2000                  By: /s/ GUY ATWOOD
                                           --------------------------
                                           Guy D. Atwood
                                           Chief Financial Officer